                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)*


                                CoorsTek, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 217020 10 6
        ---------------------------------------------------------------
                                (CUSIP Number)

   Katherine A. Resler, Esq., General Counsel and Secretary, CoorsTek, Inc.,
   ------------------------------------------------------------------------
        16000 Table Mountain Parkway, Golden, CO 80403, (303) 271-7040
        --------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 11, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.



                        (Continued on following pages)

                             (Page 1 of 17 Pages)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------                   ----------------------------
 CUSIP NO. 217020 10 6                              Page  2  of  17  Pages
           -----------                                  ----    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Adolph Coors, Jr. Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          700,000
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             700,000
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      700,000

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 9.7%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      OO*

------------------------------------------------------------------------------
 * The reporting person is a trust.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page  3  of  17  Pages
           -----------                                  ----    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Grover C. Coors Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          681,753
     NUMBER OF
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             681,753
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      681,753

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 9.5%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      OO*

------------------------------------------------------------------------------
 * The reporting person is a trust.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page  4  of  17  Pages
           -----------                                  ----    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      May Kistler Coors Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            431,663
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             431,663
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      431,663
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 6.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO*
------------------------------------------------------------------------------
 *Reporting person is a trust.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 5  of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Herman F. Coors Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            358,750
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             358,750
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      358,750
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 5.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO*
------------------------------------------------------------------------------
 *The reporting person is at trust.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 6  of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      William K. Coors
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            31,608

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER

   BENEFICIALLY           431,663

     OWNED BY      -----------------------------------------------------------

       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             31,608

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               431,663
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      463,271
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 6.4%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN

------------------------------------------------------------------------------

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 7  of  17  Pages
           -----------                                  ---    ----
-------------------------------                   -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Joseph Coors
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            784

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          62,500*
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             784

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               62,500*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      63,284*


------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 0.01%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN

------------------------------------------------------------------------------
* Joseph Coors has shared power to vote or dispose of or direct the vote or disposition of 62,500 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 8  of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Peter H. Coors
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A

------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            2,268
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             431,663
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             2,268
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               431,663
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      433,931

------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                  [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 6.0%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN

------------------------------------------------------------------------------

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 9  of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      Joseph Coors Jr.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            532,516*

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          431,663
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             532,516

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               431,663

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      964,179*


------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 13.4%*

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 507,461 shares.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 10 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    Jeffrey H. Coors
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            23,853

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          431,663
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             23,853

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          431,663
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      455,516
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 6.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
------------------------------------------------------------------------------

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 11 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

          This Amendment No. 1 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000 (the "Schedule 13D"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by CoorsTek, Inc. (the "Company") and is being filed to disclose
(i) the resignation of Joseph Coors as a trustee for each of the trusts to which the Schedule 13D relates, (ii) the appointment of Melissa Eton Coors as a trustee for the Adolph Coors, Jr. Trust, and (iii) the termination of the obligation of Joseph Coors to make further filings with respect to the Common Stock. All capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.   Identity and Background
          -----------------------

          Item 2, subsection A (Trusts), to the Schedule 13D is amended and restated in its entirety (i) to delete all references to Joseph Coors as a trustee for each of the trusts set forth in such Item 2, subsection A, (ii) to include Melissa Eton Coors among the list of trustees for the Adolph Coors, Jr. Trust in such Item 2, subsection A, and (iii) to provide certain disclosure relating to Melissa Eton Coors as a trustee for the Adolph Coors Jr. Trust, as follows:

          A.  Trusts

                              Principal Place                                            Principal
         Name                   of Business                    Citizenship                Purpose                Trustees
         ----                 ---------------                  -----------               ---------               --------
Adolph Coors, Jr. Trust   William K. Coors              Administered under the laws   To manage trust     Jeffrey H. Coors, William
                          Adolph Coors Company          of the State of Colorado      assets for the      K. Coors, J. Brad Coors,*
                          c/o Patricia J. Smith                                       benefit of a class  Peter H. Coors,
                          311 10/th/ Street, Mail NH311                               of beneficiaries    Melissa Eton Coors**
                          Golden, Colorado 80401

*J. Brad Coors (trustee; information regarding J. Brad Coors is provided because he serves as a trustee). Business Address: c/o Adolph Coors Company, 311 10th
Street, Mail No. BC400, Golden, Colorado 80401.  Present Principal Occupation:
General Manager of Coors, a holding company for beer business (see Business
Address for address of Coors).

** Melissa Eton Coors (trustee; information regarding Melissa Eton Coors is provided because she serves as a trustee). Business Address: c/o Coors Brewing
Company, 311 10th Street, Mail No. NH495, Golden, Colorado 80401.  Present
Principal Occupation:  Business Development Manager for Coors Brewing Company
(see Business Address for address of Coors Brewing Company).

For the identity and background of the other Trustees, see Item 2, subsection B.

                              Principal Place                                            Principal
         Name                   of Business                    Citizenship                Purpose                 Trustees
         ----                 ---------------                  -----------               ---------                --------
Grover C. Coors Trust     William K. Coors              Administered under the laws   To manage trust      Jeffrey H. Coors, William
                          Adolph Coors Company          of the State of Colorado      assets for the       K. Coors, John K. Coors,
                          c/o Patricia J. Smith                                       benefit of a class   Joseph Coors, Jr.
                          311 10/th/ Street, Mail NH311                               of beneficiaries
                          Golden, Colorado 80401

*John K. Coors (trustee; information regarding John K. Coors is provided because he serves as a trustee). Business Address: c/o ACX Technologies, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403. Present Principal Occupation:
President of CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, a manufacturer of ceramic components; a director of ACX (see Item 1 for principal business and address of the Company).

For the identity and background of the other Trustees, see Item 2, subsection B.

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 12 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

                            Principal Place                                              Principal
         Name                 of Business                     Citizenship                 Purpose                 Trustees
         ----               ---------------                   -----------                ---------                --------
May Kistler Coors Trust   William K. Coors              Administered under the laws    To manage trust     Jeffrey H. Coors, William
                          Adolph Coors Company          of the State of Colorado       assets for the      K. Coors, Peter H. Coors,
                          c/o Patricia J. Smith                                        benefit of a class  Joseph Coors, Jr.
                          311 10/th/ Street, Mail NH311                                of beneficiaries
                          Golden, Colorado 80401

For the identity and background of the Trustees, see Item 2, subsection B.

                            Principal Place                                             Principal
         Name                 of Business                     Citizenship                Purpose                  Trustees
         ----               ---------------                   -----------               ---------                 --------
Herman F. Coors Trust     William K. Coors              Administered under the laws   To manage trust      Jeffrey H. Coors, William
                          Adolph Coors Company          of the State of Colorado      assets for the       K. Coors, Peter H. Coors,
                          c/o Patricia J. Smith                                       benefit of a class   Joseph Coors, Jr.
                          311 10/th/ Street, Mail NH311                               of beneficiaries
                          Golden, Colorado 80401

For the identity and background of the Trustees, see Item 2, subsection B.

          None of the above named trusts nor J. Brad Coors, Melissa Eton Coors and John K. Coors have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

          J. Brad Coors, Melissa Eton Coors and John K. Coors are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 to the Schedule 13D is amended and restated in its entirety to delete the brackets around the defined term "SEC" as follows:

          The Common Stock was acquired in the spin-off of the Company from ACX Technologies, Inc. ("ACX"). One share of the Company's Common Stock was distributed for every four shares of common stock of ACX held by the Reporting Persons under the Company's effective Registration Statement initially on Form 10 filed with the SEC under the Act on October 6, 1999.

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 to the Schedule 13D is amended, and the second paragraph of such Item 4 is restated in its entirety, to include, immediately after the name "J. Brad Coors" in the first line of such second paragraph, the name "Melissa Eton Coors", as follows:

          None of the Reporting Persons nor J. Brad Coors, Melissa Eton Coors and John K. Coors has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 13 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 to the Schedule 13D is amended and restated in its entirety as follows:

          As of June 1, 2000, there were 7,183,058 shares of Common Stock outstanding.

Adolph Coors, Jr. Trust
(a)  (i)   Amount beneficially owned:                                                                                   700,000
     (ii)  Percent of class:                                                                                  Approximately 9.7%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    700,000
     (ii)  Shared power to vote or to direct the vote:                                                                        0
     (iii) Sole power to dispose or to direct the disposition of:                                                       700,000
     (iv)  Shared power to dispose or to direct the disposition of:                                                           0

Grover C. Coors Trust
(a)  (i)   Amount beneficially owned:                                                                                   681,753
     (ii)  Percent of class:                                                                                  Approximately 9.5%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    681,753
     (ii)  Shared power to vote or to direct the vote:                                                                        0
     (iii) Sole power to dispose or to direct the disposition of:                                                       681,753
     (iv)  Shared power to dispose or to direct the disposition of:                                                           0

May Kistler Coors Trust
(a)  (i)   Amount beneficially owned:                                                                                   431,663
     (ii)  Percent of class:                                                                                  Approximately 6.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    431,663
     (ii)  Shared power to vote or to direct the vote:                                                                        0
     (iii) Sole power to dispose or to direct the disposition of:                                                       431,663
     (iv)  Shared power to dispose or to direct the disposition of:                                                           0

Herman F. Coors. Trust
(a)  (i)   Amount beneficially owned:                                                                                   358,750
     (ii)  Percent of class:                                                                                  Approximately 5.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    358,750
     (ii)  Shared power to vote or to direct the vote:                                                                        0
     (iii) Sole power to dispose or to direct the disposition of:                                                       358,750
     (iv)  Shared power to dispose or to direct the disposition of:                                                           0

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 14 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

William K. Coors
(a)  (i)   Amount beneficially owned:                                                                                  463,271
     (ii)  Percent of class:                                                                                 Approximately 6.4%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    31,608
     (ii)  Shared power to vote or to direct the vote:                                                                 431,663
     (iii) Sole power to dispose or to direct the disposition of:                                                       31,608
     (iv)  Shared power to dispose or to direct the disposition of:                                                    431,663

Joseph Coors
(a)  (i)   Amount beneficially owned:                                                                                   63,284*
     (ii)  Percent of class:                                                                                 Approximately 0.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                       784
     (ii)  Shared power to vote or to direct the vote:                                                                  62,500*
     (iii) Sole power to dispose or to direct the disposition of:                                                          784
     (iv)  Shared power to dispose or to direct the disposition of:                                                     62,500*

*Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 62,500 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Peter H. Coors
(a)  (i)   Amount beneficially owned:                                                                                  433,931
     (ii)  Percent of class:                                                                                 Approximately 6.0%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                     2,268
     (ii)  Shared power to vote or to direct the vote:                                                                 431,663
     (iii) Sole power to dispose or to direct the disposition of:                                                        2,268
     (iv)  Shared power to dispose or to direct the disposition of:                                                    431,663

Joseph Coors, Jr
(a)  (i)   Amount beneficially owned:                                                                                  964,179*
     (ii)  Percent of class:                                                                               Approximately 13.4%*
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                   532,516*
     (ii)  Shared power to vote or to direct the vote:                                                                 431,663
     (iii) Sole power to dispose or to direct the disposition of:                                                      532,516*
     (iv)  Shared power to dispose or to direct the disposition of:                                                    431,663

*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 507,461 shares.

Jeffrey H. Coors
(a)  (i)   Amount beneficially owned:                                                                                  455,516
     (ii)  Percent of class:                                                                                 Approximately 6.3%
(b)  Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote:                                                                    23,853
     (ii)  Shared power to vote or to direct the vote:                                                                 431,663
     (iii) Sole power to dispose or to direct the disposition of:                                                       23,853
     (iv)  Shared power to dispose or to direct the disposition of:                                                    431,663

-------------------------------                   ----------------------------
 CUSIP No. 217020 10 6                              Page 15 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

          None of the Reporting Persons have effected any transaction in the Common Stock during the last 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Item 6 to the Schedule 13D is amended and restated in its entirety to include reference to Melissa Eton Coors as a result of her appointment as a trustee for the Adolph Coors, Jr. Trust as follows:

          William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Brad Coors, Melissa Eton Coors and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Except as described herein, no Reporting Person nor J. Brad Coors, Melissa Eton Coors and John K. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The following Exhibit 1 is incorporated by reference to Exhibit 1 in the Schedule 13D filed by the Reporting Persons with respect to the Company.

          Exhibit 1: Joint Filing Agreement of Reporting Persons pursuant to Rule 13d-1(k)(1)(iii), which includes a power of attorney to Joseph Coors, Jr. from each of Adolph Coors, Jr. Trust, Grover C. Coors Trust, May Kistler Coors Trust, Herman F. Coors Trust, William K. Coors, Joseph Coors, Peter H. Coors and Jeffrey H. Coors.

-------------------------------                   ----------------------------
 CUSIP NO. 217020 10 6                              Page 16 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2000

                                         ADOLPH COORS, JR. TRUST

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         GROVER C. COORS TRUST

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         MAY KISTLER COORS TRUST

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         HERMAN F. COORS TRUST

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         WILLIAM K. COORS

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         JOSEPH COORS

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

-------------------------------                   ----------------------------
 CUSIP NO. 217020 10 6                              Page 17 of  17  Pages
           -----------                                  ---    ----
-------------------------------                   ----------------------------

                                         PETER H. COORS

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact

                                         JOSEPH COORS, JR.

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------

                                         JEFFREY H. COORS

                                         By: /s/ Joseph Coors, Jr.
                                             -----------------------------------
                                              Attorney-in-fact